SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

SEC Mail
Mail Processing
Section

JUL 3 1 2008

Washington, DC
106

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

July 24, 2008

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published July 17, 18 and 24, 2008.

Best regards,
Skanska AB

Marianne Bergström

08004205

PROCESSED
AUG 1 3 2008
THOMSON REUTERS

ublished	Item	Document name	Required by
July 17, 2008	Press Release	Skanska sells land in Warsaw for SEK 117 M, with gain of SEK 94 M	law and by the listing agreement with Stockholm Stock Exchange
July 17, 2008	Press Release	Invitation to telephone conferenc on July 24	law and by the listing agreement with Stockholm Stock Exchange
July 18, 2008	Press Release	Skanska to build section of highway in Slovakia for SEK 550 million, SKK 1.9 billion	law and by the listing agreement with Stockholm Stock Exchange
July 24, 2008	Press Release	Six month Report, January-June 2008	law and by the listing agreement with Stockholm Stock Exchange
July 24, 2008	Press Release	Mats Williamson new President of Skanska UK	law and by the listing agreement with Stockholm Stock Exchange

Jlw 8/11

SKANSKA

Press Release

July 24, 2008
08:10 am CET

Mats Williamson new President of Skanska UK

Mats Williamson has been appointed new President of Skanska UK. He assumes his position immediately and succeeds David Fison, who has decided to leave Skanska after ten years.

Mats Williamson joined Skanska in 1981. He has held several positions including the roles as Project Executive of the Öresund bridge between Denmark and Sweden, President of Skanska International Projects and, since 2002, he has been the President of Skanska Sweden. Skanska Sweden's performance in areas such as business ethics, safety, leadership development and competitiveness has developed significantly under Mats leadership. Profitability has also improved considerably.

During May and June of this year Skanska conducted a review of Skanska UK's construction projects in the PPP (Public Private Partnership) sector. The review resulted in further project write downs in Skanska UK and also shows that Skanska UK needs to improve some internal processes and procedures relating to PPP projects.

"The results in these projects are clearly unsatisfactory. We will therefore change our processes and procedures within Skanska UK and change our way of working in these types of projects. I'm convinced that Mats Williamson with his deep experience, his proven performance track record and strong leadership is the right person to lead the development of Skanska UK," says Johan Karlström, Skanska's President and CEO.

"Skanska UK will continue to be a very important part of Skanska. We see good growth potential in the UK market and will continue to develop our PPP business in the UK. We believe that PPP offers interesting business opportunities for Skanska," says Johan Karlström.

The recruitment process for a new President of Skanska Sweden has been initiated. Petter Eiken, Executive Vice President of Skanska AB, will serve as President of Skanska Sweden until a successor is appointed. Petter Eiken will continue to serve on the Group Executive Team with responsibility for Skanska Sweden, Skanska Norway, Skanska Finland and Residential Development Nordic.

Skanska UK reported revenues of SEK 17.7 billion in 2007, with about 5,500 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Skanska AB
Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56
Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615
Public company (publ)

PRESS RELEASE

July 24, 2008

8:00 a.m. CET

Six Month Report, January-June 2008

Group highlights

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007
Revenue	68,596	63,967	37,050	35,447
of which revenue from divestments of properties in Commercial Development	*1,734*	*1,218*	*1,471*	*1,032*
Operating income	2,424	2,198	1,344	1,419
of which gains from divestments of properties in Commercial Development	*583*	*479*	*498*	*382*
Income after financial items	2,687	2,299	1,467	1,448
Profit for the period	1,962	1,634	1,084	1,029
Earnings per share for the period, SEK	4.66	3.87	2.57	2.44
Earnings per share for the period after dilution, SEK	4.65	3.87	2.57	2.44
Capital employed, SEK bn	24.2	22.5		
Equity, SEK bn	18.7	18.3		
Interest-bearing net receivables (+)/net debt (-), SEK bn	7.6	7.6		
Return on capital employed, % [1]	25.8	20.5		
Return on equity, % [1]	22.4	17.2		
Operating cash flow before taxes, financing operations and dividends	-1,527	328	-118	280
Order bookings, SEK bn [2]	68.5	78.1	34.2	39.6
Order backlog, SEK bn [2]	145.0	153.6		

1 Rolling 12 months
2 Refers to Construction

January–June 2008 compared to January–June 2007

- Revenue amounted to SEK 68.6 billion (64.0). In Construction, revenue rose by 15 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 2,424 M (2,198).
- Operating income in Construction decreased by 22 percent and amounted to SEK 1,405 M (1,807). Operating margin decreased to 2.1 (3.0) percent. During the report period, project writedowns in Skanska UK amounting to SEK 570 M were charged to earnings, of which SEK 235 M during the second quarter.
- In Residential Development, operating income totaled SEK 294 M (386), with an operating margin of 7.5 (10.0) percent.
- During the report period, Skanska divested commercial properties worth SEK 1,734 M (1,218) with a capital gain totaling SEK 583 M (479).
- Income after financial items amounted to SEK 2,687 M (2,299).
- Profit for the report period totaled SEK 1,962 M (1,634) and earnings per share amounted to SEK 4.66 (3.87).
- Operating cash flow before taxes, financing activities and dividends amounted to SEK -1,527 M (328).
- Order bookings decreased by 12 percent and amounted to SEK 68.5 billion (78.1). Adjusted for currency rate effects, order bookings decreased by 8 percent.
- Order backlog totaled SEK 145.0 billion (153.6), equivalent to 13 (15) months of construction.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 8 753 88 00
Karin Lepasoon, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 74
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38, cell phone +46 70 543 88 38

This report will also be presented at a telephone conference at 11:00 a.m. CET on July 24. To participate in the conference, please register via https://eventreg1.conferencing.com/webportal3/reg.html?Acc=330441&Conf=158886. For seven working days after the conference, it will be possible to listen to a recording at telephone number +46 8 505 203 33, code 803102.

This and previous releases can also be found at www.skanska.com.

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Market Act.

Comments from Skanska's President and CEO Johan Karlström:

- A number of Skanska's Construction business units continued to show very good earnings. This was especially true in Sweden, the U.S. and Latin America. Leasing activity remained high in Commercial Development, and the divestments carried out by Skanska showed good development gains. In Infrastructure Development, Skanska has been selected to develop the M25 ring road around London, one of our largest public-private partnership (PPP) projects to date.
- A review of large PPP projects in the U.K. resulted in further project writedowns of SEK 235 M. Mats Williamson, President of Skanska Sweden since 2002, is now taking over as President of Skanska UK to lead the task of changing procedures and processes and again making the business unit a profitable part of Skanska.
- The Nordic residential market continued to weaken, with a clear slowdown in Finland and a less pronounced downward trend in Sweden. This is having a negative impact on both Residential Development earnings and the potential for starting new projects.
- Cash flow was negative, at SEK -1,527 M during the first half of 2008, as an effect of increased investments primarily in Commercial Development. During the second quarter, Construction again showed a strong positive cash flow, which nevertheless did not offset the negative flow of the first quarter due to an unusually vigorous seasonal change in working capital.
- Uncertainty in the market has had only a limited impact on Skanska's operations. The main impact has been on order bookings in Nordic residential construction, a sector that comprises about one fourth of operations in these markets. Meanwhile there are signals in several markets of lower activity ahead, especially in building construction. However, Skanska is well equipped to meet a tougher market due to our good geographic dispersion, a wide mix of operations and a strong order backlog.

Market outlook

Construction

The uncertainty in the markets around the world has not yet resulted in any noticeable change in the number of requests for proposals from customers. In the Nordic markets and in the U.K., however, there are signs of a weakening in building construction from today's good level, in the Nordic countries primarily due to decreased residential construction. In other markets, the outlook is stable, although these are expected to be affected in case of a lengthy economic downturn.

In the American building construction market, Skanska's largest segments – healthcare and education – the outlook remains stable.

The market outlook in the Nordic as well as Central European civil construction markets remains positive. The outlook for U.S. civil construction remains good in New York but more uncertain elsewhere in the country.

Residential Development

In several markets, home prices have leveled off or even fallen. Due to interest rate hikes and stricter lending practices, fewer people have an opportunity to buy a new home. The underlying need for new residential units remains significant in Sweden and Finland, but housing markets are nevertheless slowing due to uncertain economic conditions. In Finland the slowdown is clear, while the downward trend is less pronounced in Sweden. In Denmark and Norway, the markets are stagnant, with weak sales and substantially fewer new project starts. In the Czech Republic and Slovakia, the housing market is showing continued good demand, although the market in Prague is showing signs of saturation.

Commercial Development

Vacancy rates in modern properties in the office markets in the Nordic and parts of Central Europe are declining, and rents are stable. As a consequence of increasing project activity, investments are growing. In the Nordic as well as Central Europe, there is demand from the investor market for newly constructed properties with efficient space in the right locations. The impact of tighter credit and rising yield requirements is limiting the number of potential customers and restraining price levels.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the United Kingdom is still large. In Skanska's other European markets, the supply of projects is more limited, although interest in PPP solutions has increased in Skanska's Central European markets. The lead times for PPP projects in the United States remain difficult to predict.

Order bookings and backlog in Construction, SEK bn


175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

Order bookings decreased by 12 percent compared to the first half of last year, totaling SEK 68.5 billion (78.1). Adjusted for currency rate effects, order bookings decreased by 8 percent. During the comparative period, Skanska signed two of its largest contracts to date in the U.S. These were included in first half 2007 order bookings in an amount totaling SEK 14.6 billion.

Order bookings during the second quarter

Order bookings for the second quarter of last year included the Croton Water Filtration Plant in the Bronx, New York. The contract amount totaled about SEK 7.2 billion. During the comparative period, Skanska was also selected as construction manager for hotel, retail, restaurant and office space at the Mohegan Sun casino in Connecticut, U.S.A., with a contract amount of SEK 2.4 billion.

During the second quarter of this year, Skanska USA Civil signed a contract to upgrade the Newtown Creek Water Pollution Control Plant in Brooklyn, New York, where Skanska's share is worth SEK 2.4 billion. The same business unit was also awarded a contract to upgrade a wastewater treatment plant in Florida, worth SEK 570 M.

During the second quarter, Skanska USA Building continued to gain contracts in the healthcare field. During the quarter it won four major hospital assignments with a total contract value of about SEK 2.1 billion.

In Sweden, Skanska was contracted to build a new highway bridge in Gothenburg, worth SEK 1.1 billion. Skanska also secured a large road project, a reconstruction of National Road No. 4 east of Kraków, worth SEK 750 M.

Skanska Czech Republic was commissioned to rebuild a section of the railroad between Prague and the German border. The contract amount is SEK 835 M.

During the quarter, Skanska UK signed a contract worth SEK 640 M to design and build an extension to the Lowdham Grange correctional facility in Nottinghamshire. This was the business unit's second large assignment in this sector during 2008.

Order backlog

Order backlog decreased by 6 percent and totaled SEK 145.0 billion (153.6) at the end of the report period. Adjusted for currency rate effects, order backlog decreased by 6 percent. Order backlog was equivalent to about 13 (15) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007
Revenue				
Construction	65,637	59,404	35,116	32,650
Residential Development	3,945	3,860	1,980	1,818
Commercial Development	1,917	1,383	1,574	1,118
Infrastructure Development	23	29	8	21
Central and eliminations	-2,926	-709	-1,628	-160
Skanska Group	**68,596**	**63,967**	**37,050**	**35,447**
Operating income				
Construction	1,405	1,807	923	1,144
Residential Development	294	386	143	140
Commercial Development[1]	488	429	450	353
Infrastructure Development	590	-115	9	-19
Central	-359	-349	-208	-227
Eliminations[1]	6	40	27	28
Operating income	**2,424**	**2,198**	**1,344**	**1,419**
Net interest items	306	199	130	81
Change in fair value	-20	-50	5	-24
Other net financial items	-23	-48	-12	-28
Net financial items	**263**	**101**	**123**	**29**
Income after financial items	**2,687**	**2,299**	**1,467**	**1,448**
Taxes	-725	-665	-383	-419
Profit for the period	**1,962**	**1,634**	**1,084**	**1,029**
Attributable to				
Equity holders	1,947	1,622	1,074	1,022
Minority interest	15	12	10	7
Earnings per share for the period, SEK	4.66	3.87	2.57	2.44
Earnings per share for the period after dilution, SEK	4.65	3.87		
1 Of which gains from divestments of commercial properties reported in:				
Commercial Development	561	479	481	382
Eliminations	22	0	17	0

Revenue increased by 7 percent and totaled SEK 68.6 billion (64.0). Adjusted for currency rate effects, revenue rose by 11 percent. Revenue of the Construction business stream increased by 15 percent in local currencies. The negative currency rate effect on Construction revenue was 5 percent.

Operating income amounted to SEK 2,424 M (2,198). Currency rate effects increased operating income by SEK 39 M.

In the Construction business stream, operating income decreased by 22 percent and amounted to SEK 1,405 M (1,807). Operating margin decreased to 2.1 (3.0) percent. During the first quarter, Skanska carried out project writedowns in the United Kingdom totaling SEK 335 M. A review of large PPP projects in the U.K. resulted in further writedowns of SEK 235 M during the second quarter, mainly attributable to one major project. In the Czech Republic, increased expenses in some building construction projects adversely affected earnings by about SEK 60 M. Earnings in Finland continued to be adversely affected by weak earnings in civil construction. In several other markets, operating income improved. U.S. operations improved their operating margins substantially. The same was true of Skanska Latin America, where operations benefited from high activity in the energy sector. During the second quarter, Skanska Sweden boosted its operating margin to 5.2 (4.4) percent. During the quarter, the business unit's earnings were positively affected in the amount of some SEK 50 M by a final settlement of a major project.

In Residential Development, operating income totaled SEK 294 M (386). The operating margin in this business stream amounted to 7.5 (10.0) percent. Earnings continued to be adversely affected by the slowdown in Nordic housing markets, combined with general uncertainty among home purchasers. This resulted in lower business volume and fewer project starts. Combined with continued cost inflation, this adversely affected margins – especially in Skanska's Danish, Finnish and Norwegian operations. In Sweden, the downward trend is less pronounced and business volume remains good, while the margin has deteriorated somewhat. Skanska Czech Republic showed very good volumes and earnings.

Operating income in Commercial Development totaled SEK 488 M (429). Operating income in the business stream included capital gains from property divestments amounting to SEK 561 M (479). Of this, SEK 265 M (154) is attributable to ongoing projects that were divested ahead of completion. For these projects, Skanska applies the percentage of completion method.

Operating income in Infrastructure Development totaled SEK 590 M (-115). Operating income in the business stream included development gains totaling SEK 686 M from the sale of Skanska's stake in Ponte de Pedra, the Brazilian hydropower plant. Of this, SEK 43 M consisted of a gain from an additional purchase price recognized during the second quarter.

During the quarter, the item "Central" was adversely affected in the amount of about SEK 30 M due to additional expenses for businesses that are being discontinued (Denmark, Russia and International Projects).

Net interest income amounted to SEK 306 M (199). Capitalization of interest expenses in ongoing projects for Skanska's own account totaled SEK 91 M (28). The net change in the market value of financial instruments amounted to SEK -20 M (-50). Other financial items totaled SEK -23 M (-48) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 2,687 M (2,299). Taxes for the report period amounted to SEK -725 M (-665), equivalent to a tax rate of about 27 (29) percent. Profit for the period totaled SEK 1,962 M (1,634). Earnings per share for the period amounted to SEK 4.66 (3.87).

Investments and divestments

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007
Investments	-7,300	-5,008	-4,110	-2,530
Divestments	5,589	3,986	2,798	2,568
Net investments[1]	-1,711	-1,022	-1,312	38
1 Of which strategic investments/divestments	-1	-60	0	-12

In the Construction business stream, investments totaled SEK -1,196 M (-1,108). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing.. Net investments in Construction totaled SEK -591 M (-622). During the period, depreciation of property, plant and equipment amounted to SEK -622 M (-561). During the comparative period, the acquisition of the Slovakian company Stamart was included under strategic investments.

In Residential Development, investments amounted to SEK -2,766 M (-2,810), of which approximately SEK 900 M was related to land acquisition equivalent to about 2,900 building rights. On a net basis, the number of building rights rose by some 400 units during the report period. Net investments in Residential Development operations totaled SEK -716 M (-543).

In Commercial Development, investments rose to SEK -3,295 M (-1,080). Of this, about SEK 1.1 billion was related to investments in land. Divestments in the form of sale of completed properties and ongoing projects totaled SEK 1,747 M (1,218). Net investments in Commercial Development amounted to SEK -1,548 M (138).

Investments in Infrastructure Development amounted to SEK -343 M (-19) and divestments totaled SEK 1,203 M (23). During the first quarter, Skanska divested its stake in the Ponte de Pedra hydropower project. Net divestments in Infrastructure Development totaled SEK 1,161 M (4).

The Group's total investments amounted to SEK -7,300 M (-5,008). Divestments totaled SEK 5,589 M (3,986), and the Group's net investments amounted to SEK -1,711 M (-1,022).

Operating cash flow and changes in interest-bearing net debt/receivables

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007
Cash flow from business operations and net strategic investments by business stream				
Construction	-178	1,338	693	428
Residential Development	-1,013	-699	-623	-380
Commercial Development	-1,068	216	27	450
Infrastructure Development	1,132	-122	94	-44
Central and eliminations	-400	-405	-309	-174
Cash flow before taxes, financing operations and dividends	**-1,527**	**328**	**-118**	**280**
Taxes paid	-1,251	-418	-865	-175
Net interest items and other financial items	200	74	62	-17
Dividend etc.[1]	-3,653	-3,459	-3,580	-3,455
Cash flow before change in interest-bearing receivables and liabilities	**-6,231**	**-3,475**	**-4,501**	**-3,367**
Translation differences, net receivables/net debt	-49	87	267	-35
Change in pension liability	-679	687	144	573
Interest-bearing liabilities acquired/divested	0	6	0	0
Other changes, interest-bearing net receivables/net debt	-52	-95	-19	-142
Change in interest-bearing net receivables/net debt	**-7,011**	**-2,790**	**-4,109**	**-2,971**
1 of which repurchase of shares	-193	-	-130	-

Cash flow before taxes, financing operations and dividends amounted to SEK -1,527 M (328).

In Construction, cash flow totaled SEK -178 M (1,338). Cash flow is normally strongest in the fourth quarter due to settlement of projects and pre-payments for new projects. This is normally reversed in the first quarter when Skanska makes corresponding settlements with its subcontractors and suppliers. In the fourth quarter of 2007, this seasonal effect was unusually large, with the consequence that cash flow during the first quarter of this year was sharply negative. During the second quarter, operations again generated a strongly positive cash flow.

In Residential Development, cash flow amounted to SEK -1,013 M (-699). Lower earnings and increased investments resulted in weaker cash flow. In Commercial Development, cash flow from business operations totaled SEK -1,068 M (216) as an effect of increased investments in ongoing projects. In Infrastructure Development, cash flow amounted to SEK 1,132 M (-122), where the increase was due to payment from the sale of Skanska's stake in the Ponte de Pedra hydropower station in Brazil.

Taxes paid amounted to SEK -1,251 M (-418). Dividends, repurchase of shares and adjustments of minority interest amounted to SEK -3,653 M (-3,459). Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -6,231 M (-3,475). The change in interest-bearing net debt/receivables totaled SEK -7,011 M (-2,790).

Financial position

During the report period, the Group's interest-bearing net cash position decreased by SEK 7.0 billion, amounting to SEK 7.6 billion at the end of June (December 31, 2007: 14.6). Interest-bearing loans plus interest-bearing pensions and provisions totaled SEK 5.5 billion (December 31, 2007: 4.8). Of this amount, "Interest-bearing pensions and provisions" totaled SEK 1.8 billion (December 31, 2007: 1.3).

At the end of the period, capital employed amounted to SEK 24.2 billion (December 31, 2007: 25.6).

The equity of the Group totaled SEK 18.7 billion (December 31, 2007: 20.7). The net debt/equity ratio amounted to -0.4 (December 31, 2007: -0.7), and the equity/assets ratio was 23.4 (December 31, 2007: 26.3) percent.

Total assets in the consolidated balance sheet amounted to SEK 79.9 billion (December 31, 2007: 78.9). This sum was influenced by negative currency rate effects of SEK 0.6 billion.

The carrying amount of current-asset properties totaled SEK 16.5 billion (December 31, 2007: 13.2), of which Commercial Development current-asset properties accounted for SEK 8.2 billion (December 31, 2007: 6.3). See the table on page 16.

Surplus values in the Commercial Development and Infrastructure Development business streams

The appraisal of market values in Commercial Development showed surplus values of SEK 2.2 billion (December 31, 2007: 1.9). Starting on January 1, 2008, Skanska is reporting the market value of completed projects plus undeveloped land and development properties. For ongoing projects, Skanska reports accrued market value, which is defined as the carrying amount at the end of the period plus the estimated surplus value upon completion multiplied by the degree of completion and the percentage of pre-leasing. See page 16 for more details.

At the end of the report period, the adjusted appraisal of market values in Infrastructure Development showed surplus values at the Group level of SEK 5.7 billion (December 31, 2007: 6.5). See page 17 for more details.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	Jan-Jun 2008	Jan-Jun 2007	Jun 30 2008	Jun 30 2007	Dec 31 2007
U.S. dollar	6.13	6.94	5.99	6.85	6.43
British pound	12.12	13.67	11.94	13.74	12.85
Norwegian crown	1.18	1.13	1.18	1.16	1.18
Euro	9.39	9.22	9.46	9.25	9.45
Czech crown	0.37	0.33	0.40	0.32	0.36
Polish zloty	2.69	2.40	2.82	2.46	2.62

Personnel

The average number of employees in the Group was 57,882 (56,145).

Parent Company

The Parent Company carries out administrative work and includes the Senior Executive Team and management units. Parent Company revenue during the first half of 2008 was SEK 0 M (0), and income after financial items totaled SEK 2,683 M (2,711). The average number of employees in the Parent Company was 80 (74).

The Parent Company is indirectly affected by the risks and uncertainty factors described in a separate section of this report.

Accounting principles

This interim report has been prepared in compliance with IAS 34, "Interim financial reporting." Skanska is applying the same accounting principles that were described in the Annual Report for 2007.

Transactions with related parties

No transactions between Skanska and related parties having an essential effect on the Company's position and earnings have taken place.

Essential risks and uncertainty factors

The construction business is largely about risk management. Practically every project is unique. Size, shape, environment – everything varies for each new assignment. The construction industry differs in this way from typical manufacturing that operates in permanent facilities with long production runs.

In Skanska's operations there are many types of contractual mechanisms. The degree of risk associated with prices of goods and services varies greatly, depending on the contract type. Sharp increases in prices of materials may pose a risk, especially in long projects with fixed-price commitments. Shortages of human resources as well as certain input goods may potentially have an adverse impact on operations. Delays in the design phase or changes in design are other circumstances that may adversely affect projects.

To ensure a systematic and uniform assessment of construction projects, Skanska uses a common model for identifying and managing risks throughout the Group. With the help of this model, Skanska evaluates construction projects continuously, from tender preparations to completion of the assignment, with regard to technical, legal and financial risks.

For further information about risks and a description of key estimates and judgments, see the Report of the Directors and Notes 2 and 6 in the Annual Report for 2007 as well as the above section on the market outlook.

Other matters

Repurchases of shares

During the second quarter of 2008, Skanska continued its program to repurchase its own shares and acquired an additional 1,300,000 Series B shares. It has thus repurchased 1,850,000 shares at an average price of SEK 104.52. The purpose of the acquisitions is to ensure delivery of shares to the participants in the Skanska Employee Ownership Program.

Events after the close of the report period

Property divestments during the third quarter

As of today (July 24), during the third quarter of 2008 Skanska has divested a land holding including building rights in Warsaw, Poland valued at SEK 117 M, with a capital gain amounting to SEK 94 M.

Skanska appointed preferred bidder to develop M25 highway in London as a PPP project

After the close of the report period, Skanska – as part of the Connect Plus consortium – was formally appointed preferred bidder for the development of the M25 highway around London. In the next phase, negotiations will be concluded and financing for the project arranged, which is expected to occur toward the end of the year. Following financial close, the size of the Company's investment and construction contract will be determined. Only after this will the project be included in order bookings.

Financial reports during 2008

Skanska's interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's remaining report during the 2008 financial year will be published on the following date:

November 4 Nine Month Report

Certification

The Board of Directors and the CEO certify that the half-yearly financial report gives a fair review of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Solna, July 24, 2008

Sverker Martin-Löf
Chairman

Jane F. Garvey Board member		Sir Adrian Montague Board member
Finn Johnsson Board member		Lars Pettersson Board member
Bengt Kjell Board member		Matti Sundberg Board member
Inge Johansson Board member	Gunnar Larsson Board member	Alf Svensson Board member

Johan Karlström
President and CEO, Board member

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Summary income statement

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
Revenue	68,596	63,967	37,050	35,447	143,410	138,781
Cost of sales	-62,828	-58,044	-33,649	-31,989	-130,591	-125,807
Gross income	**5,768**	**5,923**	**3,401**	**3,458**	**12,819**	**12,974**
Selling and administrative expenses	-4,217	-3,911	-2,247	-2,144	-8,276	-7,970
Income from joint ventures and associated companies	873	186	190	105	1089	402
Operating income	**2,424**	**2,198**	**1,344**	**1,419**	**5,632**	**5,406**
Financial income [1]	391	266	169	110	771	646
Financial expenses [1]	-128	-165	-46	-81	-348	-385
Net financial items	**263**	**101**	**123**	**29**	**423**	**261**
Income after financial items	**2,687**	**2,299**	**1,467**	**1,448**	**6,055**	**5,667**
Taxes	-725	-665	-383	-419	-1,606	-1,546
Profit for the period	**1,962**	**1,634**	**1,084**	**1,029**	**4,449**	**4,121**
Attributable to:						
Equity holders	1,947	1,622	1,074	1,022	4,421	4,096
Minority interest	15	12	10	7	28	25
Key financial figures						
Earnings per share, SEK	4.66	3.87	2.57	2.44	10.57	9.78
Earnings per share after dilution, SEK	4.65	3.87	2.57	2.44	10.55	9.77
Average number of shares [2]	418,241,053	418,553,072			418,241,053	418,553,072
Depreciation, non-current assets	-641	-588	-332	-292	-1,340	-1,287
Impairment loss, goodwill	0	0	0	0	-8	-8
Return on capital employed, % [2]	25.8	20.5				25.0
Return on equity, % [2]	22.4	17.2				21.1
Average number of employees	57,882	56,145				60,435

1 of which

Interest income	375	266	165	110	736	627
Interest expenses	-69	-67	-35	-29	-167	-165
Net interest	306	199	130	81	569	462
Change in fair value	-20	-50	5	-24	-74	-104
Other net financial items	-23	-48	-12	-28	-72	-97
Net financial items	263	101	123	29	423	261

2 Rolling 12 months

Summary cash flow

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
Cash flow from operating activities	-3,063	770	-522	533	5,266	9,099
Cash flow from investing activities	-1,086	-1,090	-513	-871	-2,442	-2,446
Cash flow from financing activities	-3,261	-3,781	-3,179	-3,830	-3,174	-3,694
Cash flow for the period	**-7,410**	**-4,101**	**-4,214**	**-4,168**	**-350**	**2,959**

Changes in equity

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
Opening balance	20,724	19,337	20,628	20,419	18,345	19,337
Attributable to equity holders						
Dividend	-3,448	-3,453	-3,448	-3,453	-3,448	-3,453
Translation differences	188	283	373	-116	551	646
Effects of actuarial gains and losses on pensions	-534	512	133	423	-978	68
Effects of equity-settled share-based payments	23	24	9	7	27	28
Effects of cash flow hedges	-9	-19	-3	9	-51	-61
Repurchase of shares	-193	0	-130	0	-193	0
Change, minority interest	-62	27	5	27	-51	38
Profit for the period attributable to			0	0		
Equity holders	1,947	1,622	1,074	1,022	4,421	4,096
Minority	15	12	10	7	28	25
Closing balance	**18,651**	**18,345**	**18,651**	**18,345**	**18,651**	**20,724**
Number of shares	418,553,072	418,553,072				418,553,072
Number of own shares, Series D	4,500,000	4,500,000				4,500,000
Number of repurchased shares during the period, Series B at an average share price of SEK 104.52	1,850,000	-				0
Number of shares after repurchase	416,703,072	-				418,553,072
Number of shares after repurchase and dilution	417,287,859	419,212,925				419,080,464
Average number of shares after repurchase	418,241,053	418,553,072				418,553,072
Average number of shares after repurchase and dilution	418,268,870	419,087,423				418,985,591
Average dilution, percentage	0.12	0.07				0.10

Group net investments

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
OPERATIONS - INVESTMENTS						
Intangible assets	-22	-12	-11	-4	-48	-38
Property, plant and equipment	-916	-959	-520	-569	-1,851	-1,894
Assets in Infrastructure Development	-42	-19	-37	-11	-96	-73
Shares and participations	-5	-20	-2	-5	-25	-40
Current-asset properties	-6,310	-3,937	-3,540	-1,930	-10,056	-7,683
of which Residential Development	*-2,773*	*-2,798*	*-1,622*	*-1,316*	*-4,958*	*-4,983*
of which Commercial Development	*-3,293*	*-1,078*	*-1,785*	*-589*	*-4,577*	*-2,362*
of which other commercial properties	*-244*	*-61*	*-133*	*-25*	*-521*	*-338*
Investments	**-7,295**	**-4,947**	**-4,110**	**-2,519**	**-12,076**	**-9,728**
OPERATIONS - DIVESTMENTS						
Intangible assets	0	0	-1	0	2	2
Property, plant and equipment	339	188	131	96	658	507
Assets in Infrastructure Development	1,202	22	214	22	1,358	178
Shares and participations	13	57	0	57	18	62
Current-asset properties	4,031	3,718	2,454	2,394	9,177	8,864
of which Residential Development	*2,054*	*2,222*	*881*	*1,145*	*5,225*	*5,393*
of which Commercial Development	*1,734*	*1,218*	*1,471*	*1,032*	*3,312*	*2,796*
of which other commercial properties	*243*	*278*	*102*	*217*	*640*	*675*
Divestments	**5,585**	**3,985**	**2,798**	**2,569**	**11,213**	**9,613**
Net investments in operations[1]	**-1,710**	**-962**	**-1,312**	**50**	**-863**	**-115**
STRATEGIC INVESTMENTS						
Businesses	-5	-61	0	-11	-18	-74
Strategic investments	**-5**	**-61**	**0**	**-11**	**-18**	**-74**
STRATEGIC DIVESTMENTS						
Businesses	4	1	0	-1	195	192
Shares and participations	0	0	0	0	0	0
Strategic divestments	**4**	**1**	**0**	**-1**	**195**	**192**
Net strategic investments[1]	**-1**	**-60**	**0**	**-12**	**177**	**118**
TOTAL NET INVESTMENTS[1]	**-1,711**	**-1,022**	**-1,312**	**38**	**-686**	**3**
Depreciation, non-current assets	-641	-588	-332	-292	-1,340	-1,287

1 When the value is positive it is a net divestment

Consolidated operating cash flow

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
Cash flow from business operations before change in working capital	1,222	1,705	915	1,215	3,803	4,286
Change in working capital	-1,506	-787	-326	-1,437	3,713	4,432
Net investments in business operations	-1,710	-962	-1,312	50	-863	-115
Cash flow adjustment, net investments	468	432	605	464	328	292
Taxes paid in business operations	-1,191	-379	-846	-180	-1,940	-1,128
Cash flow from business operations	**-2,717**	**9**	**-964**	**112**	**5,041**	**7,767**
Net interest items and other net financial items	200	74	62	-17	298	172
Taxes paid in financing operations	-60	-22	-19	5	-90	-52
Cash flow from financing operations	**140**	**52**	**43**	**-12**	**208**	**120**
CASH FLOW FROM OPERATIONS	**-2,577**	**61**	**-921**	**100**	**5,249**	**7,887**
Net strategic investments	-1	-60	0	-12	177	118
Taxes paid on strategic divestments	0	-17	0	0	0	-17
Cash flow from strategic investments	**-1**	**-77**	**0**	**-12**	**177**	**101**
Dividend etc.[1]	-3,653	-3,459	-3,580	-3,455	-3,652	-3,458
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-6,231**	**-3,475**	**-4,501**	**-3,367**	**1,774**	**4,530**
Change in interest-bearing receivables and liabilities	-1,179	-626	287	-801	-2,124	-1,571
CASH FLOW FOR THE PERIOD	**-7,410**	**-4,101**	**-4,214**	**-4,168**	**-350**	**2,959**
Cash and cash equivalents at the beginning of the period	14,209	10,970	10,788	11,106	6,882	10,970
Reclassification in cash and cash equivalents	0	0	0	0	400	400
Exchange rate differences in cash and cash equivalents	-200	13	25	-56	-333	-120
Cash and cash equivalents at the end of the period	**6,599**	**6,882**	**6,599**	**6,882**	**6,599**	**14,209**
Change in interest-bearing net receivables/net debt	-7,011	-2,790	-4,109	-2,971	-17	4,204
1 of which repurchase of shares	-193	-	-130	-	-193	-

Balance sheet

SEK M	Jun 30 2008	Jun 30 2007	Dec 31 2007
ASSETS			
Non-current assets			
Property, plant and equipment	6,169	5,792	5,973
Goodwill	4,486	4,650	4,584
Intangible assets	592	716	658
Investments in joint ventures and associated companies	1,599	2,004	1,945
Financial non-current assets [1,3]	520	1,188	728
Deferred tax assets	1,213	1,402	956
Total non-current assets	**14,579**	**15,752**	**14,844**
Current assets			
Current-asset properties [2]	16,508	13,223	13,198
Inventories	725	554	769
Financial current assets [3]	6,218	3,977	4,686
Tax assets	638	524	411
Gross amount due from customers for contract work	7,474	6,830	5,656
Trade and other receivables	27,122	25,836	25,168
Cash equivalents	293	1,207	521
Cash	*6,306*	*5,675*	*13,688*
Total current assets	**65,284**	**57,826**	**64,097**
TOTAL ASSETS	**79,863**	**73,578**	**78,941**
of which interest-bearing non-current assets	*447*	*1,070*	*634*
of which other interest-bearing current assets	*12,668*	*10,717*	*18,781*
Total interest-bearing assets	*13,115*	*11,787*	*19,415*
EQUITY			
Equity attributable to equity holders	18,488	18,159	20,514
Minority interest	163	186	210
Total equity	**18,651**	**18,345**	**20,724**
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities [3]	962	2,178	955
Pensions	1,700	886	1,149
Deferred tax liabilities	2,150	2,709	2,069
Non-current provisions	89	107	96
Total non-current liabilities	**4,901**	**5,880**	**4,269**
Current liabilities			
Financial current liabilities [3]	2,839	1,117	2,703
Tax liabilities	609	925	891
Current provisions	3,621	3,412	3,646
Gross amount due to customers for contract work	16,985	13,407	15,748
Trade and other payables	32,257	30,492	30,960
Total current liabilities	**56,311**	**49,353**	**53,948**
TOTAL EQUITY AND LIABILITIES	**79,863**	**73,578**	**78,941**
of which interest-bearing financial liabilities	*3,736*	*3,187*	*3,569*
of which interest-bearing pensions and provisions	*1,809*	*1,013*	*1,265*
Total interest-bearing liabilities	*5,545*	*4,200*	*4,834*
Key financial figures			
Capital employed, closing balance	24,196	22,545	25,558
Capital employed, average	24,657	24,006	24,089
Equity/assets ratio, %	23.4	24.9	26.3
Interest-bearing net receivables (+)/net debt (-), SEK m	7,570	7,587	14,581
Debt/equity ratio	-0.4	-0.4	-0.7

1 of which shares	73	94	92
2 Current-asset properties			
Commercial Development	8,208	5,947	6,260
Other commercial properties	873	918	748
Residential Development	7,428	6,358	6,190
	16,509	13,223	13,198

3 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included in the following amounts:

Financial non-current assets	0	24	2
Financial current assets	149	142	114
Financial non-current liabilities	0	1	0
Financial current liabilities	65	107	89

Note Contingent liabilities

Contingent liabilities amounted to SEK 4.8 billion on Jun 30, 2008 (Dec 31, 2007: 5.1). During the period the contingent liabilities decreased by SEK 0.3 billion.

Parent Company income statement

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
Net sales	0	0	0	0	75	75
Cost of sales and selling and administrative expenses	-226	-222	-118	-113	-498	-494
Operating income	**-226**	**-222**	**-118**	**-113**	**-423**	**-419**
Net financial items	2,909	2,933	2,936	2,954	3,566	3,590
Income after financial items	**2,683**	**2,711**	**2,818**	**2,841**	**3,143**	**3,171**
Taxes	57	80	20	44	-73	-50
Profit for the period	**2,740**	**2,791**	**2,838**	**2,885**	**3,070**	**3,121**

Parent Company balance sheet

SEK M	Jun 30 2008	Jun 30 2007	Dec 31 2007
ASSETS			
Intangible non-current assets	13	21	14
Property, plant and equipment	2	2	2
Financial non-current assets [1]	14,259	21,359	11,437
Total non-current assets	**14,274**	**21,382**	**11,453**
Current receivables	266	216	159
Total current assets	**266**	**216**	**159**
TOTAL ASSETS	**14,540**	**21,598**	**11,612**
EQUITY AND LIABILITIES			
Equity	7,163	7,718	8,048
Provisions	193	175	175
Non-current interest-bearing liabilities [1]	7,087	13,604	3,307
Current liabilities	97	101	82
TOTAL EQUITY AND LIABILITIES	**14,540**	**21,598**	**11,612**
Average number of employees	80	74	79

1 Of these amounts, SEK 3,559 M (Dec 31 2007: 719) were intra-Group receivables and SEK 7,087 M (Dec 31, 2007: 3,307) intra-Group liabilities.

Note Pledged assets and contingent liabilities

The Parent Company's contingent liabilities amounted to SEK 87.7 billion (Dec 31, 2007: 90.7).

Additional information

Business streams

Construction

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
Revenue	65,637	59,404	35,116	32,650	135,491	129,258
Gross income	**4,609**	**4,589**	**2,603**	**2,634**	**10,374**	**10,354**
Selling and administrative expenses	-3,233	-2,812	-1,696	-1,509	-6,409	-5,988
Income from joint ventures and associated companies	29	30	16	19	76	77
Operating income	**1,405**	**1,807**	**923**	**1,144**	**4,041**	**4,443**
Investments	-1,196	-1,108	-675	-634	-2,394	-2,306
Divestments	605	486	253	334	1,308	1,189
Net investments	**-591**	**-622**	**-422**	**-300**	**-1,086**	**-1,117**
Cash flow from operations before investments and change in working capital	1,903	2,324	1,167	1,507	5,141	5,562
Change in working capital	-1,264	-371	-4	-805	3,500	4,393
Net investments in operations	-591	-563	-423	-289	-1,073	-1,045
Cash flow adjustment, net investments	-225	7	-47	26	-362	-130
Operating cash flow from business operations [1]	-177	1,397	693	439	7,206	8,780
Net strategic investments	-1	-59	0	-11	-14	-72
Cash flow	**-178**	**1,338**	**693**	**428**	**7,192**	**8,708**
Gross margin, %	7.0	7.7	7.4	8.1	7.7	8.0
Selling and administrative expenses, %	-4.9	-4.7	-4.8	-4.6	-4.7	-4.6
Operating margin %	2.1	3.0	2.6	3.5	3.0	3.4
Capital employed, SEK bn	2.4	3.5				0.7
Order bookings, SEK bn	68.5	78.1	34.2	39.6	133.8	143.4
Order backlog, SEK bn	145.0	153.6				146.0
Employees	56,577	53,357				57,857

1 Before taxes, financing operations and dividends

Residential Development

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
Revenue	3,945	3,660	1,980	1,818	7,764	7,679
Gross income	**575**	**582**	**249**	**261**	**1,151**	**1,158**
Selling and administrative expenses	-346	-294	-171	-154	-601	-549
Income from joint ventures and associated companies	65	98	65	33	82	115
Operating income	**294**	**386**	**143**	**140**	**632**	**724**
Investments	-2,766	-2,810	-1,637	-1,315	-4,949	-4,993
Divestments	2,050	2,267	881	1,190	5,199	5,416
Net investments	**-716**	**-543**	**-756**	**-125**	**250**	**423**
Cash flow from operations before investments and change in working capital	-173	-110	-37	-18	-511	-448
Change in working capital	-236	-246	-120	-538	222	212
Net investments in operations	-716	-543	-756	-125	250	423
Cash flow adjustment, net investments	112	200	290	301	107	195
Operating cash flow from business operations [1]	-1,013	-699	-623	-380	68	382
Net strategic investments	0	0	0	0	0	0
Cash flow	**-1,013**	**-699**	**-623**	**-380**	**68**	**382**
Operating margin, %	7.5	10.0	7.2	7.7	8.1	9.4
Capital employed, SEK bn	5.9	5.3				4.4
Return on capital employed (RoCE), % [2]	12.5	22.1				14.9
Employees	660	541				565

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
Revenue	1,917	1,383	1,574	1,118	3,664	3,130
Gross income	**623**	**556**	**518**	**424**	**1,217**	**1,160**
Selling and administrative expenses[1]	-138	-127	-71	-70	-267	-256
Income from joint ventures and associated companies	3	0	3	-1	19	16
Operating income	**488**	**429**	**450**	**353**	**969**	**910**
of which gain from divestments of properties[2]	561	479	481	382	1,133	1,051
of which operating net, completed properties[3]	48	64	24	34	97	113
of which write-downs/reversal of write-downs	0	0	0	0	-35	-35
Investments	-3,295	-1,080	-1,785	-591	-4,655	-2,440
Divestments	1,747	1,218	1,484	1,032	3,336	2,807
Net investments	**-1,548**	**138**	**-301**	**441**	**-1,319**	**367**
Cash flow from operations before investments and change in working capital	-74	-50	-34	-30	-141	-117
Change in working capital	-28	-96	-16	-97	-123	-191
Net investments in operations	-1,548	138	-301	441	-1,319	367
Cash flow adjustment, net investments	582	224	378	136	597	239
Operating cash flow from business operations[4]	-1,068	216	27	450	-986	298
Net strategic investments	0	0	0	0	0	0
Cash flow	**-1,068**	**216**	**27**	**450**	**-986**	**298**
Capital employed, SEK bn	10.1	6.7				7.3
Return on capital employed (RoCE), %[5]	13.1	8.6				14.2
Employees	160	136				141

1 Of which cost for development organization	-120	-110	-63	-61	-232	-222
2 Additional gain included in eliminations was	22	0	17	0	51	29

3 After selling and administrative expenses

4 Before taxes, financing operations and dividends

5 Rolling 12 months

Infrastructure Development

SEK M	Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
Revenue	23	29	8	21	110	116
Gross income	**-79**	**-73**	**-30**	**-25**	**-98**	**-92**
Selling and administrative expenses	-96	-92	-62	-45	-192	-188
Income from joint ventures and associated companies	765	50	101	51	888	173
Operating income	**590**	**-115**	**9**	**-19**	**598**	**-107**
			0	0		
of which gains from divestments of shares in projects[1]	686	0	43	0	759	73
Investments	-43	-19	-38	-11	-97	-73
Divestments	1,203	23	107	23	1,358	178
Net investments	**1,160**	**4**	**69**	**12**	**1,261**	**105**
Cash flow from operations before investments and change in working capital	-13	-103	43	-25	-53	-143
Change in working capital	-15	-23	-3	-31	33	25
Net investments in operations	1,160	4	69	12	1,261	105
Cash flow adjustment, net investments	0	0	-15	0	0	0
Operating cash flow from business operations[2]	1,132	-122	94	-44	1,241	-13
Net strategic investments	0	0	0	0	0	0
Cash flow	**1,132**	**-122**	**94**	**-44**	**1,241**	**-13**
Capital employed, SEK bn	1.9	2.5				2.5
Return on capital employed (RoCE), %[3]	23.7	-5.0				-4.2
Employees	125	118				121

1 Additional gain included in eliminations was	2	0	0	0	5	3

2 Before taxes, financing operations and dividends

3 Rolling 12 months

Construction, by business/reporting unit

SEK M	Revenue Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
Sweden	15,208	13,050	8,372	6,957	29,547	27,389
Norway	6,797	6,309	3,645	3,352	13,243	12,755
Finland	4,324	4,435	2,480	2,563	9,640	9,751
Poland	2,743	2,766	1,670	1,671	7,877	7,900
Czech Republic	5,573	4,861	3,294	3,097	12,119	11,407
UK	9,091	8,346	4,590	4,458	18,436	17,691
USA Building	14,206	12,856	7,190	6,831	28,534	27,184
USA Civil	5,286	4,918	2,613	2,757	11,199	10,831
Latin America	2,409	1,863	1,262	964	4,896	4,350
Total	**65,637**	**59,404**	**35,116**	**32,650**	**135,491**	**129,258**

SEK M	Operating income Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007	Operating margin, % Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
Sweden	766	529	435	306	1,521	1,284	5.0	4.1	5.2	4.4	5.1	4.7
Norway	218	245	123	154	527	554	3.2	3.9	3.4	4.6	4.0	4.3
Finland	58	176	52	119	278	396	1.3	4.0	2.1	4.6	2.9	4.1
Poland	124	121	88	85	371	368	4.5	4.4	5.3	5.1	4.7	4.7
Czech Republic	140	163	119	154	456	479	2.5	3.4	3.6	5.0	3.8	4.2
UK	-497	218	-210	117	-408	307	-5.5	2.6	-4.6	2.6	-2.2	1.7
USA Building	202	119	117	70	378	295	1.4	0.9	1.6	1.0	1.3	1.1
USA Civil	267	167	132	114	643	543	5.1	3.4	5.1	4.1	5.7	5.0
Latin America	127	69	67	25	275	217	5.3	3.7	5.3	2.6	5.6	5.0
Total	**1,405**	**1,807**	**923**	**1,144**	**4,041**	**4,443**	**2.1**	**3.0**	**2.6**	**3.5**	**3.0**	**3.4**

SEK M	Order backlog Jun 30 2008	Jun 30 2007	Dec 31 2007	Order bookings Jan-Jun 2008	Jan-Jun 2007	Apr-Jun 2008	Apr-Jun 2007	Jul 2007-Jun 2008	Jan-Dec 2007
Sweden	21,998	21,676	22,047	14,995	14,906	7,173	8,122	29,394	29,305
Norway	10,475	12,122	11,146	6,041	8,004	3,318	3,814	11,303	13,266
Finland	6,372	7,497	7,569	3,087	4,652	1,683	3,053	8,215	9,780
Poland	4,402	6,299	3,880	2,938	2,942	2,030	1,446	5,378	5,382
Czech Republic	14,366	11,380	11,950	6,600	3,392	2,584	2,237	12,552	9,344
UK	28,362	31,027	30,797	8,839	6,961	3,783	3,388	20,057	18,179
USA Building	28,368	35,270	31,526	13,143	22,155	7,212	8,046	25,590	34,602
USA Civil	25,754	24,255	22,497	10,161	12,222	4,764	8,483	15,615	17,676
Latin America	4,869	4,025	4,556	2,692	2,879	1,677	1,049	5,658	5,845
Total	**144,966**	**153,551**	**145,968**	**88,496**	**78,113**	**34,224**	**39,638**	**133,762**	**143,379**

Residential Development, by business/reporting unit

SEK M	Revenue Jan-Jun 2008	Revenue Jan-Jun 2007	Revenue Apr-Jun 2008	Revenue Apr-Jun 2007	Revenue Jul 2007-Jun 2008	Revenue Jan-Dec 2007	Operating income[1] Jan-Jun 2008	Operating income[1] Jan-Jun 2007	Operating income[1] Apr-Jun 2008	Operating income[1] Apr-Jun 2007	Operating income[1] Jul 2007-Jun 2008	Operating income[1] Jan-Dec 2007
Sweden	1,923	1,603	1,030	766	3,751	3,431	168	159	90	78	438	429
Norway	738	951	281	470	1,521	1,734	80	92	20	41	87	99
Denmark	171	397	87	84	385	611	-40	25	-17	-40	-90	-25
Finland	504	654	284	342	1,098	1,248	4	77	10	41	53	126
Nordics	**3,336**	**3,605**	**1,682**	**1,662**	**6,755**	**7,024**	**212**	**353**	**103**	**120**	**488**	**629**
Czech Republic	609	255	298	156	1,009	655	82	33	40	20	144	95
Total	**3,945**	**3,860**	**1,980**	**1,818**	**7,764**	**7,679**	**294**	**386**	**143**	**140**	**632**	**724**

	Operating margin, %[1] Jan-Jun 2008	Operating margin, %[1] Jan-Jun 2007	Operating margin, %[1] Apr-Jun 2008	Operating margin, %[1] Apr-Jun 2007	Operating margin, %[1] Jul 2007-Jun 2008	Operating margin, %[1] Jan-Dec 2007	Return on capital employed[2] Jul 2007-Jun 2008	Return on capital employed[2] Jul 2006-Jun 2007	Return on capital employed[2] Jan-Dec 2007
Sweden	8.7	9.9	8.7	10.2	11.7	12.5	43.0	51.2	42.5
Norway	10.8	9.7	7.1	8.7	5.7	5.7	6.1	13.1	6.6
Denmark	-23.4	6.3	-19.5	-47.6	-23.4	-4.1	-8.7	14.7	-2.3
Finland	0.8	11.8	3.5	12.0	4.8	10.1	4.3	20.4	11.9
Nordics	**6.4**	**9.8**	**6.1**	**7.2**	**7.2**	**9.0**	**10.3**	**21.8**	**13.7**
Czech Republic	13.5	12.9	13.4	12.8	14.3	14.5	54.7	25.0	32.2
Total	**7.5**	**10.0**	**7.2**	**7.7**	**8.1**	**9.4**	**12.5**	**22.1**	**14.9**

1 Development gain only. Construction margin reported under Construction

2 Rolling 12 months

At the end of the report period, there were 6,303 (6,110) residential units under construction. Of these, 69 (80) percent were sold. The number of completed unsold residential units totaled 296 (208), most of them in Finland. During the period, construction started on 2,105 (2,024) units. In the Nordic countries, the number of residential units started was 1,461 (1,865), while in the Czech Republic they totaled 644 (159). The number of residential units sold during the period was 1,660 (2,001). In the Nordic countries, the number of units sold totaled 1,165 (1,894), while sales in the Czech Republic totaled 495 (107) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 7.4 billion (December 31, 2007: 6.2). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 5.6 billion. This was equivalent to building rights for about 21,900 residential units. There were also about 1,600 building rights in associated companies.

Breakdown of carrying amount, current-asset properties, June 30, 2008

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	422	2,230	97	2,749
Ongoing projects	1,448	3,727	267	5,442
Undeveloped land and development properties	5,558	2,251	508	8,317
Total	**7,428**	**8,208**	**872**	**16,508**

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value, Dec 31, 2007	Occupancy rate, %	Degree of completion, %
Completed projects	2,230	2,230	3,088	93	100
Undeveloped land and development properties	2,251	2,251	2,648		
Subtotal	**4481**	**4481**	**5736**		
Ongoing projects[1]	3,727	7,965	4,637	68	49
Total	**8,208**	**12,446**	**10,373**		

Value creation in Commercial Development	Jul 2007-Jun 2008	Jul 2006-Jun 2007
Accrued development profit	1,249	425
Cost of development organization	-232	-207
Total	**1,017**	**218**

1 Market value refers to accrued market value

Commercial Development has 23 projects underway, 16 of them in the Nordic countries. Ongoing projects represented leasable space of about 397,000 sq. m (4.27 million sq. ft.) and had an occupancy rate of 68 percent, measured in rent. In addition to these projects, during the report period five projects with leasable space of 40,000 sq. m (431,000 sq. ft.) were sold before completion. At the end of the report period, the carrying amount for ongoing projects was SEK 3.7 billion (December 31, 2007: 2.1). Their carrying amount upon completion is expected to total SEK 8.0 billion, with an estimated market value of SEK 10.3 billion, of which SEK 4.6 billion was accrued at the end of the period. The degree of completion in ongoing projects was about 49 percent.

The carrying amount of Skanska's portfolio of completed projects amounted to SEK 2.2 billion (December 31, 2007: 2.6), with an estimated market value, based on an appraisal dated December 2007, of about SEK 3.1 billion (December 31, 2007: 3.6). The occupancy rate, measured in rent, amounted to 93 percent (December 31, 2007: 89).

The carrying amount of Skanska's undeveloped land and development properties (building rights) totaled about SEK 2.3 billion (December 31, 2007: 1.5), with an estimated market value of about SEK 2.6 billion.

Value creation, which is defined as accrued development gain minus the cost of the project development organization, amounted to SEK 1,017 M (218) during the twelve-month period July 2007-June 2008. The target for the period 2008-2010 is to report value creation of SEK 500-700 M on an annual basis. During the second quarter, value creation totaled SEK 254 M (76).

At the end of the period, accumulated eliminations of internal project gains amounted to SEK 269 M (December 31, 2007: 186). These eliminations are reversed as each respective project is divested.

Infrastructure Development

SEK bn	Jun 30 2008	Dec 31 2007
Present value of cash flow from projects	8.0	9.4
Carrying amount	-1.8	-2.5
Present value of remaining investments	-0.8	-0.8
Unrealized development gain Skanska ID	**5.4**	**6.1**
Group eliminations	0.3	0.4
Unrealized development gain, Group	**5.7**	**6.5**

At the end of the report period, the present value of cash flows from Infrastructure Development projects amounted to SEK 8.0 billion (December 31, 2007: 9.4). The carrying amount of shares, participations, subordinated receivables and concessions totaled about SEK 1.8 billion (December 31, 2007: 2.5). Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 1.0 billion (December 31, 2007: 1.1) with a present value of about SEK 0.8 billion (December 31, 2007: 0.8). In the consolidated accounts, Skanska eliminates gains from Construction equivalent to the Group's ownership stake in projects. Altogether, these eliminations totaled about SEK 0.3 billion (December 31, 2007: 0.4) at the end of the period. These eliminations are reversed as projects are divested. On June 30, 2008, unrealized development gains at the Group level totaled about SEK 5.7 billion (December 31, 2007: 6.5).

During the report period, the divestment of Skanska's stake in the Ponte de Pedra hydropower plant in Brazil was recognized as income. In conjunction with this, development gains of SEK 686 M were realized, of which SEK 43 M during the second quarter.

Unrealized development gains in Infrastructure Development changed by SEK -0.6 billion during the report period due to the divestment of the Ponte de Pedra project, by about SEK -0.5 billion as an effect of adverse currency rate changes and by SEK 0.3 billion primarily attributable to time value effects in appraisal of future cash flows.

SKANSKA

Press Release

July 18, 2008
08:30 am CET

Skanska to build section of highway in Slovakia for SEK 550 million, SKK 1.9 billion

Skanska has been contracted to construct the first phase of the D1 road between Sverepec and Vrtižer in Slovakia. Skanska's share of the contract amount totals SKK 1.9 billion, about SEK 550 M, which will be included in orders bookings for the third quarter.

The contract is worth a total of about SKK 4.4 billion, SEK 1.3 billion. The project will be implemented by a consortium, of which Skanska's share accounts for 43 percent.

The client is the Slovak Highway Authority, which is financing the project with support from the EU Cohesion fund.

The project pertains to a 4.9 kilometer section of freeway, including six bridges, two over-passes and one rest area.

Work has commenced and the section is scheduled to be completed in October 2010.

Skanska Czech Republic, which is the largest construction company in the country, had sales of about SEK 11.4 billion in 2007. The company has about 7,000 employees in Czech Republic and Slovakia.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at *www.skanska.com*

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

July 17, 2008
13:00 pm CET

Invitation to telephone conference on July 24

Skanska will publish its Six Month Report 2008 on Thursday, July 24.

The telephone conference begins at CET 11.00 am (UK 10.00 am, US Eastern 05.00 am). Skanska´s President and CEO Johan Karlström and Hans Biörck, Chief Financial Officer, will at this time present the report and thereafter respond to questions.

To participate in the conference, please register via
https://eventreg1.conferencing.com/webportal3/reg.html?Acc=330441&Conf=158886
If you are unable to participate, there will be a replay facility available for seven days immediately following the teleconference. The number to dial is +44 20 7031 4064, code 803102.

The Interim Report will be published at approximately 08.00 CET. A slide presentation will be made available on the Skanska Group´s website www.skanska.com before the telephone conference.

After the conference there will be possibilities for individual meetings with Johan Karlström and Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than July 22.

If you have any practical questions regarding the telephone conference, please contact Agneta Wendelstam, +46 8 753 88 29 or by mail to agneta.wendelstam@skanska.se.

Looking forward to your participation.

Anders Lilja
Senior Vice President
Investor Relations

Karin Lepasoon
Senior Vice President
Communications

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel: +46 (0)8-753 88 38
Direct line for the media: +46 (0)8-753 88 99

Karin Lepasoon, Senior Vice President, Communications, Skanska AB,
tel +46 8 753 88 00

This and previous releases can also be found at *www.skanska.com*

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press release

July 17, 2008
08:30 CET

Skanska sells land in Warsaw for SEK 117 M, with gain of SEK 94 M

Skanska has sold land with building rights in Warsaw. The sales price amounts to SEK 117 M. The capital gain of SEK 94 M will be reported in the third quarter. The buyer is the Canadian investment fund, Capital Park.

The land with building rights is located in Wilanow on the outskirts of Warsaw, and comprises 38,000 square meters.

"We are selling these building rights because the Wilanow area is turning into a residential area with elements of retail. That is outside our focus, which is developing commercial premises with a high environmental profile. In recent years, the price of building rights in Poland has developed strongly and we will receive excellent returns from the sale of the land, which we acquired in 2004," says Lars Vardheim, President of Skanska Commercial Development Europe.

In Poland Skanska Commercial Development Europe is currently developing five commercial projects in Warsaw and Wroclaw, totaling 74,000 square meters of leasable area.

Skanska Commercial Development Europe initiates and develops property projects within offices and logistics. The operation is concentrated in Warsaw, Prague and Budapest as well as the selected Central European growth areas of Wroclaw, Poland and Ostrava, Czech Republic. The business operated in three local units: Skanska Property Czech Republic, Skanska Property Hungary and Skanska Property Poland.

For further information, please contact:

Lars Vardheim, President Skanska Commercial Development Europe,
Tel: +46 (0)31-771 11 01, +46 (0)734-10 11 33
Peter Gimbe, Press Officer, Skanska AB, tel: +46 (0)8-753 88 38
Direct line for the media: +46 (0)8-753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects in public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Skanska's sales in 2007 totaled SEK 139 billion.

END